U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

AMENDMENT NO. 1 TO NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it is amending and adopting as its own the notification of registration of GE Private Asset Management Funds, Inc., a Maryland corporation, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such amendment of notification of registration submits the following information:

Name of registrant:	GE PRIVATE ASSET MANAGEMENT FUNDS

Address of Principal Business Office:	16501 Ventura Boulevard, Suite 201
Encino, California 91436-2007

Telephone Number (including area code):	(818) 263-0003

Name and address of agent for service of process:	Regina M. Fink, Secretary GE Private Asset Management Funds 16501 Ventura Boulevard, Suite 201 Encino, California 91436-2007

Copies to:	David A. Hearth, Esq. Paul, Hastings, Janofsky & Walker LLP 55 Second Street, 24th Floor San Francisco, California 94105-3441

Check appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:    Yes  ☐    No  ☒

Item 1.	Exact name of registrant. GE Private Asset Management Funds

Item 2.

Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

Registrant was organized under the laws of the State of Delaware on September 8, 2005

Item 3.

Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

The registrant was formed as a Delaware statutory trust under the laws of the State of Delaware.

Item 4.	Classification of registrant (face-amount certificate company, unit investment trust, or management company). Registrant is classified as a management company.

Item 5.

If registrant is a management company:

(a)    State whether registrant is a “closed-end” company or an “open-end” company;

(b)    State whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).

The registrant is an open-end, diversified company.

Item 6.

Name and address of each investment adviser of registrant.

The investment adviser of registrant is GE Private Asset Management, Inc., a Delaware corporation with offices located at 16501 Ventura Boulevard, Suite 201, Encino, California 91436-2007.

The investment sub-adviser is Credit Suisse Asset Management, LLC

Item 7.

If the registrant is an investment company having a board of directors, state the name and address of each officer and director of the registrant.

(The registrant has a board of trustees who perform similar functions to those of a board of directors of a corporation.)

JOHN A. FIBIGER	Trustee GE Private Asset Management Funds 16501 Ventura Boulevard, Suite 201 Encino, California 91436-2007

DWIGHT M. JAFFE	Trustee GE Private Asset Management Funds 16501 Ventura Boulevard, Suite 201 Encino, California 91436-2007

DOUGLAS A. PAUL	Trustee GE Private Asset Management Funds 16501 Ventura Boulevard, Suite 201 Encino, California 91436-2007

GURINDER S. AHLUWALIA	Trustee, President GE Private Asset Management Funds 16501 Ventura Boulevard, Suite 201 Encino, California 91436-2007

THOMAS ROSE	Treasurer GE Private Asset Management Funds 16501 Ventura Boulevard, Suite 201 Encino, California 91436-2007

REGINA M. FINK	Secretary GE Private Asset Management Funds 16501 Ventura Boulevard, Suite 201 Encino, California 91436-2007

Item 8.

If registrant is an unincorporated investment company not having a board of directors:

(a)    State the name and address of each sponsor of registrant;

(b)    State the name and address of each officer and director of each sponsor of registrant;

(c)    State the name and address of each trustee and each custodian of registrant.

Not Applicable.

Item 9.

(a)    State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No, before the amendment and adoption effected by this amendment, the registrant was not currently issuing and offering its securities directly to the public.

(b)    If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

Not Applicable.

(c)    If the answer to 9(a) is “no” and the answer to 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

Yes, the registrant proposes to make a public offering of its securities by adopting and succeeding to the Registration Statement of GE Private Asset Management Funds, Inc. under the Securities Act of 1933 and the Investment Company Act of 1940 for all purposes.

(d)    State whether registrant has any securities currently issued and outstanding (yes or no).

Yes

(e)    If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Before the registrant effected a reorganization with GE Private Asset Management Funds, Inc., the registrant had one beneficial owner of registrant’s outstanding securities, GE Private Asset Management Funds, Inc.

Item 10.	State the current value of registrant’s total assets. The current value of registrant’s total assets is $0.

Item 11.

State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No, the registrant has not applied and does not intend to apply for a license to operate as a small business investment company under such act.

Item 12.	Attach as an exhibit a copy of the registrant’s last regular periodic report to its security holders, if any. Not Applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this amendment of notification of registration to be duly signed on its behalf in the City of Encino and the State of California on the 9th day of September, 2005.

GE PRIVATE ASSET MANAGEMENT FUNDS

		By:	/s/ Gurinder S. Ahluwalia
President and Trustee

Attest:	/s/ Regina M. Fink
Secretary

IC No. 811 - 8977

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